EXHIBIT 21

EMBREX, INC.

SUBSIDIARIES

Name	Jurisdiction of Organization
Embrex Europe Limited	United Kingdom
Embrex Sales, Inc.	North Carolina
Embrex BioTech Trade (Shanghai) Co., Ltd.	People’s Republic of China
Inovoject® do Brasil Ltda.	Brazil
Embrex France s.a.s.	France
Embrex Iberica	Spain
Embrex Poultry Health, LLC	North Carolina
Embrex de Mexico, S. de R.L. de C.V.	Mexico
Vaccination Services, S. de R.L. de C.V.	Mexico